Exhibit (a)(6)(ii)

UNDERSTANDING THE STOCK OPTION TRANSFER PROGRAM (THE “PROGRAM”)

This information provides a high-level summary of some aspects of the Program. It is not meant to be a substitute for the Notice of Stock Option Transfer Program (the “Notice”), which contains detailed information on the Program. Please read the Notice carefully so that you will understand the opportunities and risks of the Program before you make any decisions about whether to participate. This is a completely voluntary program. We realize that everyone’s financial situation is different and it’s important that you make a decision that’s right for you. As described in the Notice, the dates noted below are subject to change.

How the Program works	Why it’s this way

The Program

Microsoft Corporation is making available to eligible employees a one-time opportunity to realize some value for certain underwater employee stock options through a Stock Option Transfer Program. Microsoft has developed this Program with JPMorgan and its affiliates.

Employees may elect to transfer options to JPMorgan, which will pay an amount equal to the Total Payments for all transferred options to Microsoft. Microsoft will be responsible for making payments to employees.

The period during which you may participate or withdraw will end on November 12, 2003, unless the Election Period is formally extended by Microsoft as described in the Notice.

None of Microsoft, its Board of Directors or JPMorgan makes any recommendation as to whether you should participate.

This Program is part of the compensation changes announced in July.

The goal of the Program is to address underwater stock options in a way that is in line with shareholder interests. Microsoft expects that the payments it receives from JPMorgan and the interest earned on those funds will be sufficient to pay the Total Payments so that other Microsoft assets won’t be required for those payments.

Eligibility

Most employees with stock options at grant prices higher than $33 are eligible to participate.

Unvested as well as vested options are eligible. If you elect to participate in the Program, you must transfer all of your Eligible Options and cannot elect to transfer only specific grants or portions of grants.

Note: Employees in Belgium, Italy and Pakistan are ineligible due to local restrictions.

From a compensation perspective, we believe those options with grant prices near or under the current market price are still providing the originally intended retention value and incentive for employees. Setting the eligibility threshold at the $33 grant price enables us to include the majority of outstanding underwater options.

Including both vested and unvested options allows employees to receive more value from this one-time program and helps transition employees to the new Stock Awards program by delivering value over the short term while employees vest in any Stock Awards issued under the new compensation plan.

How the Program works	Why it’s this way

Total Payment determined following an Averaging Period

The amount you will receive will be determined based on the Average Closing Price of MSFT stock during an Averaging Period that will begin shortly after the election period ends and will continue for a number of trading days currently expected to be 15 trading days.

At the time the Election Period ends and your election to participate becomes irrevocable, you will not know the price to be paid for your options.

You can determine what the Total Payment will be at different Average Closing Prices using the Election Tool at https://stock under the Option Transfer tab. The Total Payment reflected by the tool is based on the assumed Average Closing Price you select, so if the price you select is not the actual Average Closing Price, it will not reflect the actual Total Payment you receive.

The pricing methodology used to determine how much JPMorgan will be paying for each option was determined by negotiations between Microsoft and JPMorgan in part by reference to Black Scholes and other stock option pricing models. In order to balance this opportunity with shareholder interests, the terms of the options after transfer to JPMorgan will be different than your options. The expiration date of many options will be reduced to 3 years (and some options held by L68+ will be reduced to 2 years). The effect of these changes was to reduce the amount that JPMorgan would have paid if the expiration date were not shortened.

In designing the pricing mechanism for the Program, we have sought to obtain optimal pricing for your Eligible Options. As described in the Notice, in order to provide improved pricing for transferred Eligible Options, JPMorgan will hedge its risk of owning the options after JPMorgan knows how many Eligible Options will be transferred under the Program.

We decided not to fix the price for each Eligible Option prior to the Election Deadline because, if we had done so, the price that JPMorgan would have been willing to pay for each Eligible Option would have been based on a significant discount to our then current stock price. The price per Eligible Option that JPMorgan will pay under the Stock Option Transfer Program is based on actual market prices (the Average Closing Price during the Averaging Period) as opposed to some significantly discounted actual market price.

Having decided to determine the Total Payment after the Election Deadline, we then decided to use an Averaging Period so that the Total Payment that you receive for your Eligible Options will be based on the value of our common stock over a representative period of time, and will be less subject to any short-term price fluctuations. JPMorgan or its affiliates will be selling shares of our common stock in connection with their hedging. Because these sales may involve a large volume of our stock, if these sales were conducted on a single day or over a shorter period, these sales could have increased the risk of any downward pressure on our stock price (and therefore on the Total Payment for your Eligible Options).

Estimated time of payment

If you elect to participate, it’s important to remember that any payments are subject to the completion of the Program as described in the Notice. The Program completion and your payment will not be confirmed until the end of the Averaging Period.

You must be employed through the Election Deadline, currently expected to be November 12, to receive any payment.

Total Payments of US$20,000 or less will be paid in one payment. Microsoft plans to distribute these payments by December 31, 2003.

In consideration of employee motivation, retention goals and administrative factors, we updated the payment schedule originally announced in July. The new payment schedule best meets the Program objectives, especially when taking into account the fact that the Program includes both vested and unvested options.

How the Program works	Why it’s this way

Employees with a Total Payment over US$20,000
will receive the greater of US$20,000 or one-third
of their Total Payment upfront. Microsoft plans to
distribute these payments by December 31, 2003.
The remainder of the Total Payment, referred to as
Contingent Payments, will be paid out over the
following schedule:

•        Employees through Level 67 will receive their
total remaining payment in December 2005.

•        Employees at Levels 68 and above will
receive their remaining payment in equal
installments in December 2005 and
December 2006.

An accumulated interest equivalent amount will be
paid with any Contingent Payment you receive.

In order to receive any Contingent Payment or
interest equivalent amount, you must remain
continuously employed by Microsoft or one of its
subsidiaries through the second and (if applicable)
the third anniversary of the end of the Averaging
Period.

The expected payment dates may change based on
administrative considerations. Employees in some
countries may not be subject to a payment
schedule due to local factors, such as tax or
regulatory issues. Your expected individual
payment schedule can be viewed at the Employee
Election Tool at https://stock under the Option Transfer tab and in the Notice.

How timing will work

Your participation election must be received by
the Election Deadline currently expected to be
midnight New York City/Eastern time (9:00 pm
U.S. Pacific Time) on November 12). Instructions
for correctly submitting your election to participate
are included in the Election Tool at https://stock
under the Option Transfer tab and in the Notice.

The Averaging Period will begin following the
Election Deadline and is currently scheduled to
begin no later than November 17 and will continue
for a number of trading days currently expected to
be 15 trading days.

Following the Averaging Period, employees who
properly elected to participate, and did not
withdraw by the Election Deadline, will receive an
email confirming their final Total Payment can be
viewed at https://stock.

The election period is 20 business days, a period required to comply with U.S. securities regulations.

Please read the Notice of Stock Option Transfer Program carefully so that you will understand the opportunities and risks of participating before you make any decisions regarding whether to participate.

The dates provided above will change if the Election Period is extended.